Exhibit (f)(1)

Dissenters’ Rights

The following is a brief summary of the rights of holders of the Shares (as defined in the transaction statement pursuant to Rule 13e-3, together with the exhibits thereto (the “Transaction Statement”)) to dissent from the Merger and receive payment equal to the fair value of their Shares as determined by the Grand Court of the Cayman Islands (the “Court”). This summary is not a complete statement of the law, and is qualified in its entirety by (i) the complete text of Section 238 of the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), a copy of which is attached as Exhibit (f)(2) to the Transaction Statement, (ii) the complete text of the Merger Agreement and the Plan of Merger, a copy of each of which is attached as Exhibit (d)(1) to the Transaction Statement, and (iii) the Judgment (as defined below). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Transaction Statement.

As the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On January 28, 2021, the Court delivered a judgment at first instance (In the matter of Changyou.com Limited (28 January 2021, FSD 120 of 2020 (ASCJ))) in which the Court determined that the dissenters’ rights to dissent from a merger are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, Ruhnn Holding Limited (the “Company”) has determined to offer its shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

If you are contemplating the possibility of dissenting from the Merger, you should carefully review the texts of Exhibits (d)(1), (f)(1), (f)(2) and the Transaction Statement, particularly the procedural steps required to perfect your Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights. If you do not fully and precisely satisfy the procedural requirements of the Merger Agreement and Plan of Merger and the Cayman Islands Companies Act, you may lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

Any registered shareholder of the Company shall be entitled to exercise its Dissenters' Rights. The following is a summary of the relevant procedure.

1.	Within 20 days following the delivery of the Plan of Merger to the registered shareholders of the Company (which delivery shall be deemed to constitute written notice of the authorization of the Merger for the purposes of Section 238(4) of the Cayman Islands Companies Act), and in any event prior to the date on which the closing of the Merger actually takes place (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its decision to dissent to the Company, stating (a) such dissenting shareholder’s name and address; (b) the number and class of the Shares with respect to which such dissenting shareholder dissents; and (c) a demand for payment of the fair value of such dissenting shareholder’s Shares (a “Dissent Notice”). A dissenting shareholder who dissents must do so in respect of all the Shares which it holds. Upon giving of the Dissent Notice, the dissenting shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of its Shares, the right to participate fully in proceedings to determine the fair value of such Shares and the right to seek relief on the grounds that the Merger is void or unlawful. Provided that such Dissent Notice is validly served, such Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant dissenting Shares for the purposes of Section 238(5) of the Cayman Islands Companies Act.

2.	Within seven days immediately following (a) the date of expiry of the Dissent Period, or (b) the date on which the Plan of Merger is filed with the Cayman Islands Registrar of Companies, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its Shares at a price determined by the Company to be the fair value of such Shares.

3.	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Court for a determination of the fair value of the Shares held by all dissenting shareholders who have validly served a Dissent Notice and who have not agreed with the Company as to the fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Dissent Notice and who have not agreed with the Company as to the fair value of such Shares. A copy of such petition filed shall be served on the other party (if a dissenting shareholder files a petition, the Company must file such verified list within 10 days after service of such petition on the Company).

4.	If a petition is timely filed and served, the Court will determine at a hearing at which shareholders are entitled to participate, (a) which shareholders are entitled to Dissenters’ Rights, (b) the fair value of such Shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by the Company upon the amount determined by the Court to be the fair value, and (c) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the registered shareholder a person duly authorized on behalf of that shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or by a person duly authorized by the fiduciary. If Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A ordinary shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A ordinary shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancelation of the ADSs, and provide instructions for the registration of the corresponding Class A ordinary shares and become registered holders of such Class A ordinary shares within 20 days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A ordinary share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Class A ordinary shares as set out in the Merger Agreement and Plan of Merger and otherwise under section 238 of the Cayman Islands Companies Act. If the Merger is not consummated, the Company will continue to be a public company in the United States and ADSs will continue to be listed on the NASDAQ. The Shares are not listed and cannot be traded on any stock exchange other than the NASDAQ, and in such case only in the form of ADSs. As a result, if a former ADS holder has converted its ADSs to exercise Dissenters’ Rights and the Merger is not consummated and such former ADS holder wishes to be able to sell its Shares on a stock exchange, such former ADS holder will need to deposit its Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs, applicable share transfer taxes (if any), and related charges pursuant to the deposit agreement. For the avoidance of doubt, the Company will in all cases consider the date on which the Plan of Merger is delivered to the ADS depositary (as the registered holder of each Class A ordinary share that is represented by ADSs) to be the first day of the Dissent Period with regard to all Class A ordinary shares represented by ADSs. Accordingly, to the extent that any ADS holder elects to surrender its ADSs to the ADS depositary subsequent to such Plan of Merger delivery date, the first day of the Dissent Period with respect to such Class A ordinary shares shall remain the date on which the Plan of Merger was delivered to the ADS depositary (and, for such purposes, the actual date on which such ADS holder becomes the registered holder of the relevant Class A ordinary shares shall be disregarded).

If you do not satisfy each of these requirements and otherwise comply strictly with the procedures under the Merger Agreement, the Plan of Merger and the Cayman Islands Companies Act, you will not be entitled to exercise Dissenters’ Rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. You must send all notices to the Company to 11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China, Attention: Investor Relations Department.

If you are contemplating the possibility of dissenting from the Merger, you should be aware that the fair value of your Shares as determined by the Court pursuant to Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the US$0.70 per Share in cash, with or without interest, for each Share of the Company that you would otherwise receive as consideration pursuant to the Merger Agreement and Plan of Merger if you do not exercise dissenting rights with respect to your Shares.

These procedures are complex and you should consult your Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.

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